Simpson Thacher & Bartlett LLP

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Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

November 8, 2024

VIA EDGAR

Karen Rossotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	CION Grosvenor Infrastructure Fund
Registration Statement on Form N-2
1933 Act File No. 333-275711; 1940 Act File No. 811-23916

Dear Ms. Rossotto:

On behalf of CION Grosvenor Infrastructure Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via phone calls on June 5, 2024, July 16, 2024, September 9, 2024, September 13, 2024, October 11, 2024, November 1, 2024 and November 6, 2024 relating to the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this Comment Letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General Comments

Comment 1: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this Comment Letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

Comment 2: The disclosure throughout the Registration Statement is dense, technical and hard to understand. Please review and revise the disclosure to provide investors, in plain English, a clear and concise presentation of essential information about the Fund. Please also revise the disclosure to avoid the use of technical, complex language and excessive detail throughout the Registration Statement. See, Form N-2, Part A: The Prospectus and rule 421(d) under the Securities Act.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

 Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 3: Please supplementally provide additional detail with respect to the private funds in which the Fund will invest. For example, are these private funds unaffiliated? Will the Fund or any of its affiliates control the private funds? Will the private funds hold a single project/asset or interests in a variety of projects/assets? Does the Adviser or its affiliates manage the underlying assets of these private funds? Confirm that the Fund will limit its investments in hedge funds and private equity funds relying on 3(c)(1) or 3(c)(7) to less than 15% of its portfolio.

Response: The Infrastructure Funds and other issuers in which the Fund invests will be managed and controlled by third-party managers, not the Advisers and their affiliates. The Fund and its affiliates will not exercise a controlling influence over the management or policies of these issuers, which as noted above will be managed and controlled by third-party managers. As a result, investments by the Fund in the Infrastructure Funds and other issuers will not implicate Section 17(a) of the 1940 Act. Moreover, the Advisers and their affiliates will not control or operate the Infrastructure Assets.

The Fund hereby confirms it will limit its investments in hedge funds and private equity funds relying on 3(c)(1) or 3(c)(7) to less than 15% of its portfolio. For the avoidance of doubt, for purposes of this undertaking the Fund distinguishes the Infrastructure Funds and other issuers through which it invests in Infrastructure Assets from hedge funds and private equity funds.

Comment 4: With a view to disclosure, please tell us more about your investments in infrastructure assets, including a discussion of what the Fund will own (e.g., the assets or securities), whether the Fund will invest alongside affiliates when investing in infrastructure assets, whether the Fund, alone or in combination with its affiliates, will control the investment, what fees or expenses, if any, are typically associated with an investment in or ongoing operations of an infrastructure investment (including a discussion of whether the Adviser or its affiliates will receive fees or expenses), and a discussion of any potential disclosure gaps between how you will disclose your infrastructure investments and how a Securities Act-only REIT would disclose them.

Response: The Fund will generally own securities issued by either a commingled fund sponsored by a third-party manager with multiple investments in Infrastructure Assets or an interest acquired alongside other investors in a special purpose vehicle controlled by a third-party manager that holds a single underlying Infrastructure Asset or portfolio of Infrastructure Assets. When it makes these investments, the Fund, alone or in combination with its affiliates, will not operate or control the issuer in which it invests or the underlying Infrastructure Asset. As a result, these investments by the Fund will not implicate Section 17(a) of the 1940 Act. This differs from the business of certain other infrastructure investors, who invest with a view to operating and controlling the infrastructure asset. Since the Advisers will not operate the Infrastructure Assets, the Advisers and their affiliates are not expected to receive fees from, or charge expenses to, the Infrastructure Assets. Since the Fund will be making minority investments in securities that the Adviser sand their affiliates do not operate or control, the Fund respectfully submits that it is permitted to register as an investment company under the 1940 Act.

The Fund will invest alongside other funds and accounts managed by the Advisers in issuers that hold Infrastructure Assets. As disclosed in the Fund’s prospectus, the Advisers will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms), except in reliance on the exemptive order issued to the Fund and the Adviser1 or unless such investments otherwise qualify for another 1940 Act exemption. The Fund will participate in aggregated transactions with affiliates where only price-related terms of the private placement security to be purchased are negotiated by the Advisers in reliance on the no-action letter issued to Massachusetts Mutual Life Insurance Co. (June 7, 2000).

1 CION Grosvenor Infrastructure Fund, et al. (File No. 812-15523) Rel. Nos. 35310 (August 30, 2024) (notice) and 35334 (September 25, 2024) (order).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Unlike a publicly offered REIT, which files its registration statement on Form S-11, the Fund’s Registration Statement is filed on Form N-2. Form N-2 requires the Fund to disclose certain information that is not generally disclosed by REITs on Form S-11, such as the Fee Table and Synopsis required by Item 3 of Form N-2, which results in a lack of similar expense ratio information provided by public REITs in comparison to registered closed-end funds such as the Fund. In addition, Form N-2 requires the Fund to disclose items of materials importance to investors, including, among other things, the Fund’s investment objective and strategy, the Fund’s summary of fees and expenses, including examples thereto, the Fund’s plan of distribution and use of proceeds, the general description of the Fund and the Advisers, a discussion of those individuals primarily responsible for the day to day management of the Fund’s investment portfolio and the Fund’s fundamental and non-fundamental investment policies.

Form S-11 does require certain specific disclosure relating to the REIT’s ownership of real property, but those disclosures are not applicable to the Fund. Among other things, a REIT is required to disclose “the location and describe the general character of all materially important real property now held or intended to be acquired by or leased to the registrant” and “any proposed program for the renovation, improvement or development of such properties” (see Item 14 of Form S-11). None of the disclosure required by Item 14 of Form S-11 is applicable to the Fund as the Fund will not acquire real property either directly or through a wholly owned subsidiary, nor will the Fund or Advisers control an investment in a manner which would permit it to propose a program for renovation, improvement or development of a property. Instead, as discussed in the Fund’s Registration Statement, the Fund will gain exposure to Infrastructure Assets by investing in investment vehicles managed by third-party sponsors. As the Fund will not invest directly in real property and none of the Fund, the Advisers nor any affiliate thereof will control the Infrastructure Assets in a manner which would permit the Fund, the Advisers or an affiliate thereof to renovate, improve or develop any of the underlying Infrastructure Assets, the Fund does not believe that the disclosure required by Form S-11 would materially differ from the disclosure in the Fund’s current Registration Statement on Form N-2.

A general description of the Fund’s investments and the risks thereto, are disclosed in the Fund’s Registration Statement while a specific description of the Fund’s individual holdings will be included in the Fund’s periodic reports filed with the SEC through the EDGAR database on Forms N-PORT, N-CSR, N-CSRS and N-CEN. The periodic reports of the Fund will be made available to Shareholders, as required by the 1940 Act and the rules thereunder.

Comment 5: Please provide additional detail describing the infrastructure holdings of the Fund. Specifically address whether the underlying Infrastructure Funds holds any properties and who manages those properties.

Response: The Fund will not acquire real property either directly or through a wholly owned subsidiary. Instead, as discussed in the Fund’s Registration Statement, the Fund will gain exposure to Infrastructure Assets by investing in investment vehicles managed by third-party sponsors. When it makes these investments, the Fund, alone or in combination with its affiliates, will not operate or control the issuer in which it invests or the underlying Infrastructure Asset. As the Fund will not invest directly in real property and none of the Fund, the Advisers nor any affiliate thereof will control the Infrastructure Assets.

Comment 6: Please explain supplementally how the Fund will source, value, and transfer the investment from the Infrastructure Fund.

Response: The Advisers intend to pursue a varied pool of Infrastructure Investments that the Advisers believe represent an attractive risk / reward profile, take advantage of industry trends and seek to mitigate risk by targeting certain portfolio attributes, investment structures, Sponsor Managers, geographies and investment stages. In selecting suitable investments, the Advisers will seek to invest in Infrastructure Funds run by high-quality Sponsor Managers with a track record of consistent value creation and top-tier risk-adjusted rates of return.

As discussed in the Fund’s Registration Statement, the Adviser, as valuation designee, will generally fair value the Fund’s Infrastructure Investments that do not have a readily available market price by utilizing a practical expedient in accordance with Topic ASC 820. Generally the valuation of interests in Infrastructure Investments are valued based on the valuation information provided by the Sponsor Manager. Sponsor Managers typically provide estimated net asset values or other valuation information on a quarterly basis and the information will typically be as of a date that is several months old by the time the Fund strikes its net asset value on a Determination Date. For this reason, the Fund may apply one or more adjustments to the valuations received, which may include adjustments for cash flows received from or delivered to the Infrastructure Investment after the reference date of the most recently reported net asset value. In addition to adjustments to reflect the net asset value inclusive of cash flows since the reference date, the Adviser may apply other adjustments to reflect estimated change in the fair value of the Fund’s Infrastructure Investment as compared to the date of the last reported net asset value from the Sponsor Manager.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 7: Please confirm the expected timing of the Reorganization.

Response: The Fund respectfully points the Staff to the responses provided by the Fund to the Accounting Comments, infra.

Prospectus

Prospectus Cover

Comment 8: In the first sentence of the second paragraph in Investment Strategy, please revise the definition of “Infrastructure Assets” to clarify that direct or indirect investments in a single underlying assets will be tied to infrastructure.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to clarify the definition of “Infrastructure Assets.”

Comment 9: Furthermore, in the first sentence of the second paragraph in Investment Strategy, please revise the disclosure to clarify the difference between “Infrastructure Assets” and “Infrastructure Funds.” Specifically, please revise this disclosure to clarify the difference between an “investment in portfolios of multiple Infrastructure Assets” and “funds or other infrastructure vehicles that make Infrastructure Investments.”

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

Comment 10: Please consider deleting the last sentence under Interval Fund, which starts with “[H]owever, the Fund is not a mutual fund. . .” Comment #9 in our prior letter was not intended to imply that the Fund would be subject to the mutual fund liquidity rule and disclosure to that effect is not necessary.

Response: In light of the Staff’s comment, the Fund has deleted the requested language.

Comment 11: In the second paragraph in Securities Offered, and throughout the Registration Statement, please revise the disclosure to update the status of the exemptive application.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to reflect that on August 13, 2024 the Commission granted a multi-class exemptive order to the Fund (File No. 812-15569) and on September 25, 2024 the Commission granted a co-investment order to the Fund (File No. 812-15523).

Summary of Terms (page 1)

Investment Strategies (pages 2-3)

Comment 12: In the first paragraph, please revise the definition of “Infrastructure Investments” to more clearly describe how these investments are economically tied to infrastructure. In addition, consider replacing the nonexclusive list of infrastructure sectors with a cross reference to page 23 where you further define “Infrastructure Investments”.

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 13: In the sixth paragraph, the disclosure states “An Infrastructure Asset or Infrastructure Fund generally will directly or indirectly derive at least 50% of its revenues from, or devote at least 50% of its assets to, Infrastructure Investments.” To avoid confusion, please delete or replace the term “generally” as used here.

Response: In light of the Staff’s comment, the Fund has deleted the term “generally” from the noted disclosure.

Portfolio Composition (page 4-5)

Comment 14: Please clarify the purpose of the reference to “warehousing arrangements” included in the “Directly Acquired Investments—Originated Investments” section and the Fund’s intentions for warehousing arrangements.

Response: The reference to warehousing arrangements in this section describes investments that the Fund intends to purchase and potentially sell prior to the end of the investment’s term.

Comment 15: Please revise the disclosure under “Directly Acquired Investments” to qualify uses of the word “best” when describing investment opportunities or risk adjusted returns.

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

Comment 16: In light of the additional disclosure included in this section with respect to secondary investments, please provide a supplemental explanation on whether the Fund will receive consent from the issuer prior to engaging in a secondary. If not, please explain such instances.

Response: As a closing condition, the buyer and seller in a secondary transaction involving the sale of a limited partner interest in an underlying Infrastructure Fund must obtain the consent of the general partner of the Infrastructure Fund to such transfer. That consent involving the underlying Infrastructure Fund’s general partner, the selling limited partner and the buyer, is the agreement that effectuates the transfer of the limited partnership interest from the seller to the buyer.

Fund Expenses (page 9)

Comment 17: In the second paragraph, the disclosure states “The Fund bears its own expenses, and, indirectly through its investment in the Master Fund, a pro rata portion of the Master Fund’s fees and expenses not otherwise borne by the Adviser, including, but not limited to ….” Please supplementally confirm the meaning of “pro rata” as used in this disclosure.

Response: The Fund hereby confirms that “pro rata” as used in this disclosure means the Fund will pay a percentage of the Master Fund’s expenses based on its percentage ownership in the Master Fund in comparison to the percentage ownership of other investors in the Master Fund at the time the expense is accrued.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Commitments by Anchor Investors (page 10)

Comment 18: Please supplementally confirm whether the Anchor Investors will maintain their investments in the Master Fund after the Reorganization.

Response: The Fund hereby confirms that the Anchor Investors will maintain their investments in the Master Fund after the Reorganization.

Comment 19: Please supplementally confirm whether the Anchor Investors will “either control the Master Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of interest holders” after the Reorganization.

Response: Following the Reorganization and during the initial life of the Fund, we anticipate that the Anchor Investors will beneficially own more than 25% of the outstanding voting securities of the Master Fund and therefore will be presumed to “control” the Master Fund, as such term is defined under the 1940 Act. Such a position would of course allow an investor to exercise a significant influence on the outcome of any matter put to vote of interest holders of the Master Fund. That would be true regardless of whether an Anchor Investor held an investment in a standalone fund or a master fund.

Comment 20: On page 10, in Commitments by Anchor Investors, the disclosure states “An Anchor Investor may continue to be deemed to control the Master Fund until such time as it owns 25% or less of the outstanding Interests”. Please explain the Master Fund’s ownership and clarify whether affiliates of the Adviser will control the Master Fund.

Response: It is currently anticipated that the Anchor Investor will be a third-party entity. After the Reorganization, it is expected that the third-party Anchor Investor, and not an affiliate of the Adviser, will control the Master Fund.

Purchases of Shares (page 10-11)

Comment 21: If the Fund’s multi-class order has not been granted prior to requesting effectiveness of the Registration Statement, please undertake to revise the disclosure, prior to requesting effectiveness of the Registration Statement, to state that the Fund will not issue additional classes of shares prior to the multi-class order being granted.

Response: As discussed with the Staff, the Fund expects to receive a multi-class order prior to requesting effectiveness of the Registration Statement, however, the Fund hereby undertakes to revise the disclosure, prior to requesting effectiveness of the Registration Statement, to state that the Fund will not issue additional classes of shares prior to the multi-class order being granted. The Fund has filed a multi-class exemptive application on April 26, 2024, filed the first amended and restated multi-class exemptive application on May 16, 2024 and filed the second amended and restated multi-class exemptive application on July 3, 2024. A notice of application was issued by the Commission on July 17, 2024.

Risk Factors (page 16-19)

Comment 22: The eighteenth bullet states “The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may only do so through periodic repurchases by the Master Fund of the Fund’s interests in the Master Fund.” Please supplementally confirm that the Fund will have the same rights and terms as other investors in the Master Fund.

Response: The Fund hereby confirms that it will have the same rights, and invest on the same terms, as all other investors in the Master Fund.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 23: The sixth and seventh bullets discuss the reimbursement of fees pursuant to the Fund’s Expense Limitation and Reimbursement Agreement. Please confirm supplementally whether the Fund will reimburse an affiliate of the Adviser. Please confirm that this is contemplated within the expense reimbursement agreement.

Response: The Fund notes that the Adviser is a joint-venture between CION and GCM Grosvenor. In order to provide flexibility with respect to the payment of Fund expenses, the Adviser, CION or GCM Grosvenor may pay certain expenses of the Fund or the Master Fund, as applicable, pursuant to the Expense Limitation and Reimbursement Agreement applicable to the Fund or the Master Fund, as applicable (each of the Fund and the Master Fund will have its own Expense Limitation and Reimbursement Agreement with the Adviser). In such instances, the Fund or the Master Fund, as applicable, may reimburse the applicable affiliate of the Adviser (i.e., CION or GCM Grosvenor) directly. Permissibility for such payments is included within the Expense Limitation and Reimbursement Agreement, which has been filed herewith.

Summary of Fees and Expenses (page 20-22)

Comment 24: In Annual Fund Expenses, please confirm whether the Fund intends to utilize leverage in the first 12 months of operations. If so, please update the expenses table to include interest rate expenses and include disclosure on leverage in footnote 5.

Response: The Fund confirms that it will utilize leverage in the first 12 months of operations. In light of the Staff’s comment, the Fund has revised the disclosure to include interest rate expenses.

Comment 25: In Annual Fund Expenses, footnote five states “These expenses represent estimated interest payments the Fund expects to incur in connection with its credit facility during the first 12 months of operations. The table assumes the Fund’s pro-rata share of the average use of leverage by the Master Fund in an amount equal to 1.0% of the Fund’s total assets and assumes the annual interest rate on borrowings is 16.34%”. Please confirm whether the credit facility will provide the Fund or the Master Fund with leverage. Please update the disclosure as necessary to clarify.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clarify that the credit facility will be maintained by the Master Fund.

Comment 26: In Annual Fund Expenses, in footnote 5, please revise the disclosure to clarify what is being referred to as the Fund’s “average net assets” and whether this refers to annualized average net assets.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clarify that the table assumes that the Fund’s average net assets are $375 million.

Comment 27: If the table included under Summary of Fees and Expenses assumes the use of leverage by the Fund, please explain so in the lead paragraph prior to the expense table.

Response: The Fund hereby confirms that the leverage shown under Summary of Fees and Expenses does not represent the use of leverage by the Fund. In addition, the Fund notes that the contemplated use of leverage is intended for cash management purposes only, not investment purposes.

Comment 28: In Annual Fund Expenses, footnote 8 discusses the Expense Limitation and Reimbursement Agreement between the Adviser and Fund. Please clarify the Fund’s reimbursement to the Adviser or affiliate. Please supplementally explain how the expense limitation agreement will work.

Response: See response to Comment 23 above.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 29: In Annual Fund Expenses, the first sentence of footnote 8 provides that the Adviser has entered into an Expense Limitation and Reimbursement Agreement with the Fund, while the last full sentence of footnote 8 notes that “[t]he values in the table above reflect the impact of the Master Fund’s Expense Limitation and Reimbursement Agreement with the Adviser . . . .” Please clarify what is being represented in the table and whether the first and last sentences of footnote 8 are inconsistent.

Response: The Fund and the Master Fund have each entered into Expense Limitation and Reimbursement Agreements with the Adviser. The Expense Cap applicable to the Master Fund is measured at the level of the Master Fund and calculated separately from the Expense Cap applicable to the Fund. As a result, the Fund and other owners of the Master Fund will equally benefit from the expense cap applicable to interests issued by the Master Fund (which will only have one class of interests outstanding). To avoid double-counting, the Master Fund expenses are excluded from the Expense Cap applicable to the Fund. In light of the Staff’s comment, the Fund has revised footnote 8 for clarity and moved the end of prior footnote 8 into a new footnote 9.

Investment Objective, Opportunities and Strategies (page 25)

Comment 30: Please revise the last sentence under Target Portfolio Attributes to use plain English and to provide investors with a clear and concise presentation of essential information:

Response: In light of the Staff’s comment, the Fund has made the following revisions:

~~The Fund’s~~In sourcing portfolio ~~strategy will also seek to be intentional around~~investments, the Sub-Adviser expects to consider other important factors, such as limiting ~~blind pool risk, focusing on i~~investments in Infrastructure Investments ~~implemented through Infrastructure Assets,~~ where the underlying asset(s) are unknown (i.e., blind pools), and managing the Fund’s exposure to any one investment structure ~~exposure~~, geograph~~ic exposure~~y, and investment stage ~~exposure and creating~~ in an attempt to create a varied portfolio across individual investments and Sponsor Managers all as generally outlined below:

Comment 31: Please revise the first sentence under Target Investment Structure to use plain English and to provide investors with a clear and concise presentation of essential information:

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

Comment 32: In the third paragraph under Target Investment Structure, the disclosure states that the Fund “may form a Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner or for the purpose of facilitating its use of permitted borrowings, such as through a credit facility, or to act as a tax blocker.” Please revise the disclosure to explain the meaning of the term “tax blocker”.

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

Comment 33: In the first paragraph on page 27, in Target Sponsor Manager Partners, the disclosure states that the Fund “expects to include investments sourced from a variety of the top infrastructure industry Sponsor Managers.” Please revise the disclosure clarify the factors used to determine “the top infrastructure industry Sponsor Managers.”

Response: In light of the Staff’s comment, the Fund has deleted the reference to “the top” in the noted disclosure.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 34: In the third paragraph in Target Stage, the disclosure states that the Fund limits its investments in Private Investment Companies to “no more than 15% of the Fund’s total assets at the time of investment.” Please supplementally explain how this limit will be applied and if the Fund will allow investments in Private Investment Companies to account for more than 15% of the Fund’s total assets if their value increases.

Response: The Fund notes that its investment strategy is to invest directly and indirectly in Infrastructure Assets. The Fund is not intended as a vehicle to invest in hedge funds or private equity funds. To the extent the Fund invests in Private Investment Companies (as defined in the Prospectus), it will do so subject to the 15% limit, which, consistent with most investments under the 1940 Act (e.g., concentration limits), will be measured at the time of the Fund’s investment in a Private Investment Company. If the value of the Fund’s investments in Private Investment Companies ever exceeds 15% of the Fund’s total assets, then it will not make any additional investments in Private Investment Companies until such investments would not exceed 15% of the Fund’s total assets following such additional investment.

Grosvenor and the GCM Infrastructure Platform (page 34)

Comment 35: In the first sentence of the first paragraph on page 34, the disclosure states that “Grosvenor is one of the world’s largest independent alternative asset management firms with over $76 billion in assets under management as of June 30, 2023.” Please revise the disclosure to explain the meaning of the term “independent.”

Response: In light of the Staff’s comment, the Fund has deleted the reference to “independent” in the noted disclosure.

Types of Investments and Related Risks (page 42)

Comment 36: In the first paragraph on page 55, in Investments in the Debt Securities of Small or Middle-Market Portfolio Companies, the disclosure states that the Fund’s “investments may consist of loans to small and/or less well-established privately held companies.” We note that the Fund does not discuss “loans to small and/or less well-established privately held companies” in its investment strategy. Please confirm the accuracy of the risk in light of the Fund’s investment strategy and revise the disclosure as necessary.

Response: In light of the Staff’s comment, the Fund has deleted the reference to “loans” in the noted disclosure.

Comment 37: On page 68, in Risks Relating to Fund’s RIC Status, the disclosure states “The Fund may have investments, either directly, indirectly through the use of special purpose vehicles or blockers, or through Infrastructure Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or Infrastructure Funds) actually receives a corresponding amount of cash in respect of such income”. Please supplementally explain the ownership structure and use of these SPVs. Please supplementally explain whether the Fund considers its investments in SPVs to be included in the Fund’s 15% investment limitation in “hedge funds and private equity funds relying on 3(c)(1) or 3(c)(7),” as discussed in Comment 3 above.

Response: The Fund will generally own securities issued by either a commingled fund sponsored by a third-party manager with multiple investments in Infrastructure Assets or an interest acquired alongside other investors in a special purpose vehicle controlled by a third-party manager that holds a single underlying Infrastructure Asset or portfolio of Infrastructure Assets. Certain issuers in which the Fund invests may hold a single project/asset (i.e., in the case of a co-investment in a single asset special purpose vehicle) while other issuers will be commingled investment vehicles which hold multiple underlying Infrastructure Assets. Some of these SPV issuers may not meet the definition of investment company under the 1940 Act while others may rely on exclusions in Sections 3(c)(5), 3(c)(6) and/or 3(c)(7) of the 1940 Act. None of these SPV issuers, however, will be engaged in the activities associated with hedge funds and private equity funds. Rather, the SPV will hold one or more Infrastructure Assets.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

The Fund hereby confirms it will limit its investments in hedge funds and private equity funds relying on 3(c)(1) or 3(c)(7) to less than 15% of its portfolio. For the avoidance of doubt, for purposes of this undertaking the Fund distinguishes the Infrastructure Funds and other issuers, through which it invests in Infrastructure Assets from hedge funds and private equity funds. In addition, the Fund’s investments in Infrastructure Assets made through SPVs formed by a third-party manager to invest in a particular Infrastructure Asset will be excluded from the forgoing limitation.

Prior Performance Information for Related Funds and Accounts (page 122)

Comment 38: Please reorganize the disclosure throughout this Section such that the discussions and information relating to all GCM accounts are presented prior to IRR.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 39: Please remove references to “the Fund” from this Section to avoid suggesting that the prior performance being presented relates to the Fund.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 40: In the first paragraph on page 122, the disclosure states “The GCM Related Fund Accounts exclude strategies that the Fund does not intend to pursue as a primary investment strategy, such as [Direct Growth Equity] investments.” Please supplementally explain the business, legal, or other reasons behind the decision to include this disclosure. Please confirm the Fund’s intent to align the disclosure with the Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. Avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”).

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 41: The disclosure states that the performance information provided does not represent the performance of the Fund or the Master Fund. Please confirm whether reference to a master fund in such disclosure is a commonly understood or accepted method of presenting returns in the industry.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 42: Please revise each table to present “Total Performance of GCM Related Fund Accounts” first.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 43: In the first paragraph on page 122, the disclosure states “the GCM Related Fund Accounts exclude strategies that the Fund does not intend to pursue as a primary investment strategy.” Please explain how strategies were removed from the prior performance calculations and explain how it is not misleading to remove select strategies when calculating prior performance.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 44: Please explain what “monthly returns and certain historical statistics” are intended to represent.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 45: Please confirm whether performance is shown net of all actual fees.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 46: On page 122, in Performance by Transaction Type, please clarify the meaning of “Life to Date” and specify the period covered.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 47: In the fifth paragraph on page 122, the disclosure references the Fund’s private equity investments. Please supplementally explain whether the Fund intend on investing in private equity funds.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 48: on page 123, the disclosure states “Such performance information may be based on investment activity that is not in the portfolio of a particular client”. Please supplementally explain the meaning of the disclosure and what the performance information is based on.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 49: The disclosure states that the “[p]erformance information shown herein does not represent the performance of any particular investor. Such performance information may be based on investment activity that is not in the portfolio of a specific client or investor due to differing investment period horizons, investment objectives or opt-out elections.” Please supplementally clarify what “opt-out elections” refers to and that this does not make the presentation of performance information misleading.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 50: On page 123 the disclosure states “Net performance shown herein is based on gross performance and reflects actual fees and expenses (including all carried interest accrued as of [ ], 2024) borne by investors in a client account or fund, but it does not take into account certain taxes borne or deemed to be borne by investors (such as, for example, taxes resulting from the investors’ domicile).” Please confirm whether the disclosure is discussing the total prior performance of the GCM Related Fund Accounts or the IRR. Please further supplementally explain whether this disclosure is consistent with earlier statements in this section that performance is presented net of all actual fees.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 51: The second paragraph on page 124 beginning with “The actual realized returns on unrealized investments will depend on, among other factors, future operating results of the underlying investments….” Is very technical. Please consider revisions to utilize plain English.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 52: Please confirm whether the third paragraph on page 124 is a reflection of the prior performance of the Fund or accounts similar to the Fund. The disclosure in this paragraph also appears to be forward looking. Please consider revising the disclosure as this section should present prior performance as an indication of how similar accounts have performed in the past.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 53: On page 124 the disclosure states “The current unrealized values which form the basis of any internal rates of return or other performance metrics may not be realized in the future which would materially and adversely affect actual rates of return/metrics”. Please confirm whether this disclosure relates to the IRR.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 54: Please revise the Prior Performance disclosure to provide additional information as to how IRR is calculated and what information went into such calculations. For example, please confirm the specific funds being included and the time period.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 55: Please confirm why IRR is used in addition to the Nicolas Applegate calculations. Why is IRR important to investors?

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Comment 56: The disclosure states that “[t]he use of methodologies other than those used herein may result in different and possibly lower returns or performance.” Please revise this disclosure to be in plain English and supplementally explain why the use of other metrics would be different.

Response: The Fund notes that this comment is no longer applicable as it has removed the Prior Performance Information for Related Funds and Accounts section in its entirety.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Statement of Additional Information

Comment 57: In paragraph 2 on page I, and throughout the Registration Statement, please provide a plain English definition for “risk-adjusted returns.”

Response: In light of the Staff’s comment, the Fund has provided a plain English definition for “risk-adjusted returns.”

Investment Objectives, Policies and Risks (page B-1)

Comment 58: Please consider including the “Repurchase Risks” in the Prospectus.

Response: The Fund respectfully notes the disclosure included in the Prospectus under the header “Types of Investments and Related Risks—Repurchase Offers Risks” which sufficiently discloses the risks associated with repurchase offers relating to Fund Shares. In light of this, the Fund respectfully declines to make the requested revision.

Comment 59: On page B-10, the Fund discusses its potential investments in venture capital and growth equity. Please explain how the Fund will invest in venture capital and growth equity and whether such investments will be made directly or through underlying funds. Please also confirm that such investments are not a principal investment strategy of the Fund.

Response: The Fund hereby confirms that its investments in venture capital and growth equity, if any, will be made through underlying funds managed by third-party managers. In addition, the Fund confirms that investments in venture capital and growth equity are not part of the Fund’s principal investment strategy.

Investment Restrictions (page B-11)

Comment 60: Under Fundamental Investment Restrictions, the Fund notes that it may invest, without limit, in municipal bonds. Given the infrastructure focus of the Fund, please clarify whether revenue bonds would be included within that carveout or treated as investments within the infrastructure industry.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to reflect that revenue bonds will be considered investments within the infrastructure industry, as requested.

Comment 61: In Non-Fundamental Investment Restriction, the disclosure states that the Fund’s investment objective is “non-fundamental and may be changed with the approval of the Fund’s Board.” Please confirm if notice to shareholders is required for such changes and, if so, please update the disclosure to clarify the notice requirement.

Response: The Fund’s investment objective is not fundamental. Accordingly, changes to the Fund’s investment objective are not subject to a shareholder notice requirement.

Comment 62: The Fund’s disclosure states that the Fund interprets its fundamental policy relating to concentration “to permit investment without limit in” the “securities of foreign governments.” However, the disclosure also states “Each foreign government will be considered to be a member of a separate industry,” which is contradictory to the inclusion of “securities of foreign governments” in the list of investments which are not subject to the concentration limitation. As such, please delete “securities of foreign governments” from the list of investments which are not subject to the fundamental concertation policy.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to reflect the requested revision.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

Comment 63: Please supplementally confirm that future amendments to the Registration Statement will be filed with the Commission and that applicable correspondence will be filed with such amendments.

Response: The Fund confirms.

Accounting Comments

Comment 64: Please explain whether the Fund has considered the applicability of Rule 6-11 of Regulation S-X with regards to the Reorganization.

Response: The Fund confirms that it has considered Rule 6-11 as it relates to the Reorganization and confirms it will comply with the requirements thereof. See the response to Comments 51 and 52 below.

Comment 65: Please discuss any considerations that suggests the Reorganization is not yet probable for purposes of Rule 6-11.

Response: The Reorganization remains subject to approval by the Board and the Predecessor Fund’s general partner and limited partners. The Reorganization has not yet been approved by the Board nor the Predecessor Fund’s general partner or limited partners and neither the Fund, the Master Fund nor the Predecessor Fund has entered into a definitive agreement relating to the Reorganization. In addition, the Master Fund will need to negotiate and execute agreements with third-party service providers prior to the Reorganization. Further, our activities are greatly affected by and often dependent on general economic and market conditions, and we are currently in a period of capital markets disruption and economic uncertainty in light of recent events. Accordingly, it is possible that the nature and/or timing of the Reorganization could change. Based on the foregoing factors, as well as the fact that no agreements have been executed or approvals taken, we believe it is reasonable to conclude that the Reorganization is not yet probable for purposes of Rule 6-11.

In light of the Staff’s comment, the Fund has added the following disclosure throughout the Prospectus:

The Reorganization is subject to approval by the Board and the Predecessor Fund’s general partner and limited partners. In considering whether to approve the Reorganization, the Board will consider whether participation in the Reorganization is in the best interests of the Fund and whether the interests of the Fund’s existing shareholders will be diluted as a result of the Reorganization. There is no guarantee that the Reorganization will be approved or consummated. In the event the Reorganization is not consummated, the Fund will invest the proceeds from the sale of Shares in the Master Fund, and the Master Fund will invest such proceeds in accordance with the investment objective and strategies of the Fund and the Master Fund.

Comment 66: If the Reorganization is probable or becomes probably under Rule 6-11 prior to the Registration Statement being declared effective, please undertake to include the financial statements required by such Rule in a pre-effective amendment to the Registration Statement. If the Reorganization is not yet probable, but subsequently becomes probable under Rule 6-11 after the Registration Statement is declared effective, please confirm that the Fund will file a post-effective amendment to the Registration Statement that includes the financial statements required by such Rule. Additionally, please explain, supplementally, whether such post-effective amendment to the Registration Statement would be filed pursuant to Rule 486(a) or 486(b) under the 1933 Act.

Response: Prior to the Registration Statement being declared effective, if the Board and the Predecessor Fund’s general partner and limited partners approve the Reorganization, or the Reorganization otherwise becomes probable under Rule 6-11, the Fund will file a pre-effective amendment to the Registration Statement that includes the financial statements required by such Rule. If the Reorganization is not approved and no other events that would make the Reorganization probable under Rule 6-11 have occurred prior to that time, the Fund will satisfy the requirements of Rules 6-11, including, without limitation, by filing a post-effective amendment to the Registration Statement to include any financial statements and other information in connection with the Reorganization to the extent required.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission November 8, 2024

The Fund anticipates that any post-effective amendment to the Registration Statement to include the financial statements required by Rule 6-11 would be filed pursuant to Rule 486(b) under the 1933 Act. Rule 486(b) permits a post-effective amendment to a closed-end fund’s registration statement to become immediately effective upon filing (or a later date as designated by the registrant) if the filing is for no purpose other than, in relevant part, bringing the financial statements up to date under section 10(a)(3) of the 1940 Act or rule 3-18 of Regulation S-X.

As the Predecessor Fund’s financial statements are required to be filed in a post-effective amendment, and such financials will comply with rule 3-18 of Regulation S-X, the Fund respectfully believes that the requirements of Rule 486(b)(1)(ii) permits the Fund to file such a post-effective amendment pursuant to Rule 486(b). Prior to making such filing, the Fund can share a draft version of the Predecessor Fund financial statements with the Staff for their review.

Comment 67: Will the Fund (and the Master Fund) still commence operations if the Reorganization is not approved by the Board?

Response: It is currently expected that the Fund and the Master Fund will commence operations if the Reorganization is not approved by Board. However, the timing and specifics of the Fund’s and Master Fund’s launch could change due to many reasons, including general market or economic conditions or availability of investment opportunities.

Comment 68: Please supplementally describe the Fund’s valuation policy with respect to Single Asset Secondary investments.

Response: The Fund currently anticipates to gain exposure to Single Asset Secondary investments, generally, through the acquisition of limited partnership (“LP”) interests in a continuation vehicle (i.e., a private fund) managed by unaffiliated general partners (“Sponsor Manager”). The Fund does not expect LP interests to have “readily available market prices,” and thus expects such LP interests to be fair valued using a practical expedient in accordance with ASC 820. Similar to most of the Fund’s Infrastructure Investments, Single Asset Secondary investments will generally be valued based on the valuation information provided by the Sponsor Manager. Sponsor Managers provide estimated net asset values or other valuation information on a periodic basis (typically, quarterly) and the information will typically be as of a date that is several months old by the time the Fund strikes its net asset value on a Determination Date. For this reason, the Fund may apply one or more adjustments to the valuations received by the Sponsor Manager, which may include adjustments for cash flows received from or delivered to the Infrastructure Investment after the reference date of the most recently reported net asset value. In addition to adjustments to reflect the net asset value inclusive of cash flows since the reference date, the Adviser may apply other adjustments to reflect estimated change in the fair value of the Fund’s Infrastructure Investment as compared to the date of the last reported net asset value from the Sponsor Manager. There can be no assurance that these adjustments will improve the accuracy of these valuations.

Comment 69: Please supplementally confirm that the Predecessor Fund’s audited financial statements, when filed, will satisfy the timeliness requirements of Rule 3-18 of Regulation S-X.

Response: The Fund hereby confirms that the Predecessor Fund’s audited financial statements, when filed, will satisfy the timeliness requirements of Rule 3-18 of Regulation S-X.

Comment 70: In the Part C, Item 25(1) Part B, please include a reference to the Statement of Operations which are included in the financial statements.

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

Comment 71: With respect to both the Fund’s and the Master Fund’s financial statements, in the Report of Independent Registered Public Account Firm under the heading “Opinion on the Financial Statements,” please confirm whether the reference to “auditing standards” generally accepted in the United States of America should instead reference generally accepted “accounting principles” in the United States of America. Please revise the disclosure as necessary.

Response: In light of the Staff’s comment, the Fund has revised the disclosure as requested.

* * * * * * *

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission

Patrick T. Quinn, CION Grosvenor Management, LLC

Girish Kashyap, Grosvenor Capital Management, L.P.

Michael A. Reisner, CION Grosvenor Management, LLC

Mark Gatto, CION Grosvenor Management, LLC

John Dikmak Jr., Simpson Thacher & Bartlett LLP